SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           ----------------------

                                 SCHEDULE 13G*
                                (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                               Niku Corporation
                               (Name of Issuer)

                   Common Stock, par value $.0001 per share
                        (Title of Class of Securities)

                                  654113109
                                (CUSIP Number)

                                December 31, 2000
            (Date of event which requires filing of this statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
     Schedule  13G is  filed:
          [ ] Rule 13d-1(b)
          [ ] Rule 13d-1(c)
          [X] Rule 13d-1(d)


                              (Page 1 of 10 Pages)
----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 654113109                 13G                    Page 2 of 10 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Farzad Dibachi
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                  United States
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                  -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                  9,922,380
OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                  -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                  9,922,380
-----------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                  9,922,380
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [X]
                                                 See Item 4
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                  13.0%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                  IN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 654113109                 13G                    Page 3 of 10 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Rhonda Dibachi
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                  United States
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                  -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                  9,922,380
OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                  -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                  9,922,380
-----------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                  9,922,380
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                  13.0%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                  IN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 654113109                 13G                    Page 4 of 10 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           The Dibachi Family Trust UDT
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                   California
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                   -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                   9,922,380
OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                   -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                   9,922,380
-----------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                   9,922,380
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                   13.0%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                   OO
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 654113109                 13G                    Page 5 of 10 Pages

Item 1(a).     Name of Issuer:

     The name of the issuer is Niku Corporation (the "Company").

Item 1(b).     Address of Issuer's Principal Executive Offices:

     The Company's principal executive office is located at 305 Main Street, Redwood City, California 94063.


Item 2(a).     Name of Person Filing:

     This statement is filed by:
          (i) Farzad Dibachi, a United States citizen ("Mr. Dibachi"), chairman of the board of directors and chief executive officer of the Company, with respect to the shares of Common Stock indirectly owned by Mr. Dibachi;
         (ii) Rhonda Dibachi, a United States citizen ("Mrs. Dibachi") and senior vice president of the Company, with respect to the shares of Common Stock indirectly owned by Mrs. Dibachi; and
        (iii) The Dibachi Family Trust UDT, a trust organized under the laws of California (the "Trust"), with respect to the shares of Common Stock directly owned by it.

     The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).     Address of Principal Business Office or, if None, Residence:

     The address of the business office of each of the Reporting Persons is 305 Main Street, Redwood City, California 94063.

CUSIP No. 654113109                 13G                    Page 6 of 10 Pages

Item 2(c).     Citizenship:

     Farzad Dibachi and Rhonda Dibachi are citizens of the United States. The Dibachi Family Trust UDT is organized under the laws of California.

Item 2(d).     Title of Class of Securities:

     Common Stock, par value $.0001 per share (the "Common Stock")

Item 2(e).  CUSIP Number:

     654113109


Item 3. If This  Statement  is Filed  Pursuant to Rules  13d-1(b) or 13d-2(b) or
(c), Check Whether the Person Filing is a:

          (a) [ ] Broker or dealer registered under Section 15 of the Act,

          (b) [ ]   Bank as defined in Section 3(a)(6) of the Act,

          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

          (e) [ ]   Investment Adviser in accordance with Rule
                    13d-1 (b)(1)(ii)(E),

          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1 (b)(1)(ii)(F),

          (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

          (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

          (j) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


     Not Applicable

CUSIP No. 654113109                 13G                    Page 7 of 10 Pages

Item 4.   Ownership.

      The percentages used in this Item 4 are calculated based upon 76,555,185 shares of Common Stock issued and outstanding as of November 30, 2000 as reported in the Company's Form 10-Q for the period ended October 28, 2000.

         A. Farzad Dibachi
             (a) Amount beneficially owned: 9,922,380
             (b) Percent of class: 13.0%
             (c) Number of shares as to which such person has:
                 (i) Sole power to vote or direct the vote: -0-
                (ii) Shared power to vote or direct the vote: 9,922,380
               (iii) Sole power to dispose or direct the disposition: -0-
                (iv) Shared power to dispose or direct the disposition:
                     9,922,380

             Mr. Dibachi holds an interest in Florence V, LLC, which owns 1,415,714 shares of the Common Stock. However, he does not participate in any transactions with respect to the Common Stock held by Florence V, LLC. Therefore, Mr. Dibachi disclaims beneficial ownership of the shares of the Common Stock that are held directly by Florence V, LLC; and accordingly, he excludes such shares from the aggregate amount of shares of Common Stock beneficially owned by him as reported in this Schedule 13G.

         B. Rhonda Dibachi
             (a) Amount beneficially owned: 9,922,380
             (b) Percent of class: 13.0%
             (c) Number of shares as to which such person has:
                 (i) Sole power to vote or direct the vote: -0-
                (ii) Shared power to vote or direct the vote: 9,922,380
               (iii) Sole power to dispose or direct the disposition: -0-
                (iv) Shared power to dispose or direct the disposition:
                     9,922,380

         C. The Dibachi Family Trust UDT
             (a) Amount beneficially owned: 9,922,380
             (b) Percent of class: 13.0%
             (c) Number of shares as to which such person has:
                 (i) Sole power to vote or direct the vote: -0-
                (ii) Shared power to vote or direct the vote: 9,922,380
               (iii) Sole power to dispose or direct the disposition: -0-
                (iv) Shared power to dispose or direct the disposition:
                     9,922,380

CUSIP No. 654113109                 13G                    Page 8 of 10 Pages


Item 5.     Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

     Not applicable.


Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.


Item 8.  Identification and Classification of Members of the Group.

     See Item 2.


Item 9.  Notice of Dissolution of Group.

     Not applicable.


Item 10.  Certification.

     Not applicable.

CUSIP No. 654113109                 13G                    Page 9 of 10 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  March 21, 2001

                                             FARZAD DIBACHI

                                             /s/ Farzad Dibachi
                                             -----------------------------------


                                             RHONDA DIBACHI

                                             /s/ Rhonda Dibachi
                                             -----------------------------------


                                             THE DIBACHI FAMILY TRUST UDT

                                             By:  /s/ Farzad Dibachi
                                                  ---------------------------
                                                  Farzad Dibachi
                                                  Trustee


                                             By:  /s/ Rhonda Dibachi
                                                  ---------------------------
                                                  Rhonda Dibachi
                                                  Trustee

CUSIP No. 654113109                 13G                   Page 10 of 10 Pages


                                    EXHIBIT A

                           JOINT FILING AGREEMENT
                          PURSUANT TO RULE 13d-1(k)


          Farzad Dibachi, Rhonda Dibachi and The Dibachi Family Trust UDT (hereinafter collectively referred to as the "Reporting Persons") each hereby agrees to file jointly a Schedule 13G and any amendments thereto relating to the Common Stock, par value $.0001 per share, of Niku Corporation, a Delaware corporation, as permitted by Rule 13d-1 of the Securities Exchange Act of 1934, as amended. Each of the Reporting Persons agrees that the information set forth in such Schedule 13G and any amendments thereto with respect to such Reporting Person will be true, complete and correct as of the date of such Schedule 13G or such amendment to the best of such Reporting Person's knowledge and belief after reasonable inquiry. Each of the Reporting Persons makes no representation as to the accuracy or adequacy of the information set forth in such Schedule 13G and any amendments thereto with respect to any other Reporting Person. Each of the Reporting Persons shall promptly notify the other Reporting Persons if any of the information set forth in such Schedule 13G shall be or become inaccurate in any material respect or if he or she or it learns of information which would require an amendment to such Schedule 13G.


          IN WITNESS WHEREOF, the parties hereto have set forth their hand as of the 21st day of March, 2001.


                                    FARZAD DIBACHI

                                    /s/ Farzad Dibachi
                                    -------------------------------


                                    RHONDA DIBACHI

                                    /s/ Rhonda Dibachi
                                    -------------------------------


                                    THE DIBACHI FAMILY TRUST UDT

                                    By:  /s/ Farzad Dibachi
                                         ------------------------------
                                         Farzad Dibachi
                                         Trustee

                                    By:  /s/ Rhonda Dibachi
                                         ------------------------------
                                         Rhonda Dibachi
                                         Trustee